UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application/Declaration of Unitil  )  CERTIFICATE PURSUANT TO RULE 24 UNDER THE
Corporation on Form U-1 (File No.  )  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
70-10084)                          )
                                   )
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          Pursuant to the requirements of Rule 24 under the Public Utility
Holding Company Act of 1935, as amended, Unitil Corporation, a New Hampshire corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("Unitil"), certifies that that as of January 24, 2003, (i) the merger of Exeter & Hampton Electric Company, a New Hampshire corporation and a subsidiary of Unitil ("E&H"), with and into Concord Electric Company, a New Hampshire corporation and subsidiary of Unitil ("CECo") (the "Merger"), with CECo as the surviving corporation and changing its name to Unitil Energy Systems, Inc. ("UES") following consummation of the Merger, and (ii) the amendment and combination of the debt indentures of CECo and E&H into a single UES indenture, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-10084) of Unitil, E&H and CECo (the "Application/Declaration") and authorized by order of the Commission in Release No. 27609, dated December 2, 2002, have both been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Commission's order with respect thereto. As a result of the Merger, all of the issued and outstanding shares of E&H common stock were converted into a



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single share of CECo common stock, and each share of E&H cumulative preferred stock outstanding immediately prior to the Merger was converted into a share of a new series of CECo cumulative preferred stock, with each new series of CECo cumulative preferred stock having the same terms and conditions as the existing series of E&H cumulative preferred stock for which they were exchanged.


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Exhibits

          F-1      "Past Tense" Opinion of Counsel to Unitil



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                                    SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Unitil has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                                UNITIL CORPORATION


                                                By: /s/ Mark Collin
                                                Name:    Mark Collin
                                                Title: Treasurer and Secretary

Dated:  January 29, 2003




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